UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048566

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53698 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4415 West Harrison Street #237
(No. and Street)

HILLSIDE (City) IL (State) 60162 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manda B Sury (312) 334 1540 / (312) 330-2628 (cell)
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





KW 3/14

# OATH OR AFFIRMATION

I, Manda B Sury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TANIA G LOZA
Notary Public - State of Illinois
My Commission Expires Jan 17, 2016

[signature] 02-25-15
Notary Public

[signature]
Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Chicago Analytic Trading Company LLC**

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2014

**CONTENTS**


| | |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1 |
| **Financial Statements** | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Members' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 - 8 |
| **Supplemental Information** | |
| Schedule I | 9 |
| Computation of Net Capital under Rule 15c3-1 | |
| Reconciliation with Company's Net Capital Computation | |
| Schedule II | 10 |
| Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 | |
| Information for Possession or Control Requirements under Rule 15c3-3 | |
| Reconciliation between Audited and Unaudited Statement of Financial Condition | |
| Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7) | 11 |
| SIPC Assessment Reconciliation Form SIPC-7 | 12 - 13 |
| Report of Independent Registered Public Accounting Firm on Exemption Report | 14 |
| Exemption Report for SEC Rule 15c3-3 | 15 |

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

**Report of Independent Registered Public Accounting Firm**

To the Members of Chicago Analytic Trading Company LLC

We have audited the accompanying financial statements of Chicago Analytic Trading Company LLC which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in membership equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Chicago Analytic Trading Company LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of Chicago Analytic Trading Company LLC's financial statements. The supplemental information is the responsibility of Chicago Analytic Trading Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 12, 2015

# Chicago Analytic Trading Company LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2014**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 28,478 |
| Marketable Securities, at fair value | | - |
| Commissions receivable | | 5,881 |
| Prepaid and other assets | | 19,610 |
| Property and equipment, net | | 22,988 |
| Total assets | $ | 76,957 |
| **Liabilities and members' equity** | | |
| Liabilities | | |
| Accrued liabilities | $ | 20,591 |
| Due to member | | 40 |
| Notes payable to related party | | 1,000 |
| Total liabilities | | 21,631 |
| Members' equity | | 55,326 |
| Total liabilities and members' equity | $ | 76,957 |

*See accompanying notes to financial statements.*

# Chicago Analytic Trading Company LLC

## STATEMENT OF OPERATIONS

| Year ended December 31, 2014 | |
|---|---|
| **Revenue** | |
| Commission income | $ 50,675 |
| Other income | 2,071 |
| Unrealized gain (loss) on marketable securities | - |
| Total revenue | 52,746 |
| **Expenses** | |
| Payroll expense | 33,158 |
| Commissions | |
| Occupancy and equipment | 14,893 |
| Insurance expense | - |
| Execution & quote data expenses | 1,619 |
| Professional fees | 28,448 |
| Other operating expenses | 19,636 |
| Total expenses | 97,754 |
| **Net Income (loss)** | $ (45,008) |

*See accompanying notes to financial statements.*

# Chicago Analytic Trading Company LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

**Year ended December 31, 2014**

| | | |
|---|---|---|
| **Members' equity,** beginning of year | $ | 55,334 |
| **Capital contributions** | | 45,000 |
| **Capital withdrawals** | | - |
| **Net income (loss)** | | (45,008) |
| **Members' equity,** end of year | $ | 55,326 |

*See accompanying notes to financial statements.*

# Chicago Analytic Trading Company LLC

## STATEMENT OF CASH FLOWS

| Year ended December 31, 2014 | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net Income (loss) | $ | (45,008) |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation expense | | 2,494 |
| Unrealized gain on marketable securities | | - |
| Changes in assets and liabilities: | | |
| Commisssions receivable | | - |
| Prepaid and other assets | | (13,952) |
| Accrued liabilities | | 4,398 |
| **Net cash provided (used) by operating activities** | | (52,068) |
| **Cash flows from investing activities** | | |
| Proceeds from sale of marketable securities | | - |
| Purchases of marketable securities | | - |
| **Net cash provided (used) by investing activities** | | - |
| **Cash flows from financing activities** | | |
| Borrowings under notes payable to related party | | 1,000 |
| Payments under notes payable to related party | | (650) |
| Member Capital Contribution During 2014 | | 45,000 |
| **Net cash provided (used) by financing activities** | | 45,350 |
| **Net change in cash and cash equivalents** | | (6,718) |
| **Cash and cash equivalents**, beginning of year | | 35,196 |
| **Cash and cash equivalents**, end of year | $ | 28,478 |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid during the year for interest | $ | - |
| Income tax payments | $ | - |

*See accompanying notes to financial statements.*

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

Chicago Analytic Trading Company LLC (the "Company"), was formed as a limited liability company under the laws of the State of Delaware in November 2001. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company was wholly owned by Covalent Capital Group, LLC ("Covalent") until December 1, 2014 when Covalent was dissolved and Manda B Sury became the sole owner of the Company.

The Company, as an Introducing broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers

Manda B Sury replaced Senthilkumar Padmanaban ("Sen") as the FINOP, when Sen left the company at the end of February 2014.

*Government and Other Regulation*

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

*Cash Equivalents*

The Company considers the cash held at the Broker as Cash Equivalent.

*Fair Value- Definition and Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements.

### 1. Nature of operations and summary of significant accounting policies (continued)

*Income Taxes*

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011.

*Property and equipment*

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

*Revenue recognition*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

### 2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's adjusted net capital was approximately $6847 -- which exceeded the requirement by approximately $1847

### 3. Related party transactions

The Company has notes payable to parties related through common ownership. The balance outstanding under these notes at December 31, 2014 was $1040.00. The Company has a Due to Member of $40.00 at December 31, 2014. The loan which was due to Alpha Fund Management ("AFM") is in the amount of $1,000.00.

Multi-Strategy Alpha - EPM Strategy LLC ("EPM") is a client of the Company and is also a related party in that the General Partner of EPM is AFM and AFM is owned by Manda B Sury. Some of the Commission revenue is derived from trading EPM's portfolio.

### 3. Related party transactions (Contd..)

A no-interest loan due to Silicon Valley Research and Trading ("SVRT") in the amount of $650 was forgiven by SVRT on November 3, 2014. The forgiveness of this loan was classified as Other Income in the statement of operations

### 4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.
The revenue generated by a registered rep who received a cash advance previously, may not be sufficient to cover the cash advance. The registered rep is asked to treat the remainder as a loan and repay through other means.

### 5. Clearing Broker Requirements

The Company's clearing broker requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 2. The Company has no requirement to maintain a cash deposit with the clearing broker.

### 6. Subsequent events

These financial statements were approved by management and available for issuance on February 12, 2015. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

# Chicago Analytic Trading Company LLC

## SUPPLEMENTAL INFORMATION

**December 31, 2014**

**Schedule I**
**Computation of Net Capital under Rule 15c3-1**
**of the Securities and Exchange Commission**

| | | |
|---|---|---|
| Net capital: | | |
| Total Members' Equity qualified for net capital | $ | 55,326 |
| Less: Non allowable assets | | |
| Commissions receivable | | (5,881) |
| Prepaid and other assets | | (19,610) |
| Property and equipment, net | | (22,988) |
| Net capital | | 6,847 |
| Haircut : | | |
| Money market funds | | - |
| Marketable securities | | - |
| Adjusted net capital | | 6,847 |
| Net minimum capital requirement of 6.67% of aggregate indebtedness of $21,631 or $5,000 whichever is greater | | 5,000 |
| Excess net capital | $ | 1,847 |

**Reconciliation with Company's Net Capital Computation**
**(included in Part II of Form X-17A-5)**

| | | |
|---|---|---|
| Adjusted net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2014, as amended | $ | 6,847 |
| No difference | | - |
| Adjusted net capital per above computation | $ | 6,847 |

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2014.

**Schedule II**
**Computation of Determination of Reserve Requirements**
**Pursuant to Rule 15c3-3**

Not applicable

**Information for Possession or Control**
**Requirements under Rule 15c3-3**

Not applicable

**Reconciliation between Audited and Unaudited**
**Statement of Financial Condition**

There are no reconciling items for the year
ended December 31, 2014

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

Members
Chicago Analytic Trading Company LLC
Hillside, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Chicago Analytic Trading Company LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chicago Analytic Trading Company LLC's compliance with the applicable instructions of Form SIPC-7. Chicago Analytic Trading Company LLC's management is responsible for Chicago Analytic Trading Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 12, 2015

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2716*********************MIXED AADC 220
053698 FINRA DEC
CHICAGO ANALYTIC TRADING CO LLC
4415 HARRISON ST STE 237
HILLSIDE IL 60162-1910

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MANDA B SURY
(312) 334-1540

2. A. General Assessment (item 2e from page 2) $ 130.00

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 77.00 )

JUL 29 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 53

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 53 ACH

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHICAGO ANALYTIC TRADING CO LLC
(Name of Corporation, Partnership or other organization)

M B Sury
(Authorized Signature)

CEO
(Title)

Dated the 12th day of February, 20 15

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

**Item No.**

**Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 52746

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

FORGIVEN LOAN FROM SURT 650

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 650

2d. SIPC Net Operating Revenues $ 52096

2e. General Assessment @ .0025 $ 130

(to page 1, line 2.A.)

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

**Report of Independent Registered Public Accounting Firm**

To the Members of Chicago Analytic Trading Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chicago Analytic Trading Company LLC, ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chicago Analytic Trading Company LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Chicago Analytic Trading Company LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chicago Analytic Trading Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 12, 2015

Chicago Analytic Trading Company, LLC
Member FINRA, SIPC

4415 West Harrison Street
Suite 237
Hillside, IL 60162
312.334.1500 Phone
312.334.1501 Fax

Feb 3 2015

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

**Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2014**

Dear Sir/Madame:

For the fiscal year ending December 31, 2014, Chicago Analytic Trading Company LLC ("CATC") claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Chicago Analytic Trading Company LLC met the exemption provided above for the period ending December 31, 2014.

Sincerely,

MANDA B SURY
CEO, CATC